

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 31, 2016

Via E-mail
Patrice de Talhouët
Chief Financial Officer
Coty Inc.
350 Fifth Avenue
New York, New York 10118

      Re: Coty Inc.
              Form 8-K Filed August 16, 2016
              File No. 1-35964

Dear Mr. de Talhouët:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and
Construction